UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41263

Anghami Inc.

(Exact name of registrant as specified in its charter)

16th Floor, Al-Khatem Tower, WeWork Hub71
Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Press Release

On June 30, 2026, Anghami Inc. issued a press release confirming receipt of a preliminary, non-binding going-private proposal from its controlling shareholder, OSN Streaming Limited, to acquire all outstanding ordinary shares of the Company not already owned by OSN, and announcing the appointment of independent directors and the formation of a special committee to review, evaluate and negotiate the proposal.

A copy of the press release is furnished as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release, dated June 30, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ANGHAMI INC.

Date: June 30, 2026	By:	/s/ Elias Habib
	Name:	Elias Habib
	Title:	Chief Executive Officer

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